TERYL RESOURCES CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2008
(Stated in Canadian Dollars)

Unaudited – Prepared by Management

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	November 30 2008 $	May 31 2008 (Audited) $
Assets
Current
Cash	16,222	215,294
Amounts receivable and prepaid expenses	17,363	61,977
	33,585	277,271

Advances to Related Parties (Note 9)	108,442	64,201
Investments (Note 5)	476	2,208
Equipment (Note 6)	11,768	13,283
Mineral Property Interests (Note 8)	196,855	196,855
Deferred Exploration Expenditures (Note 8)	2,932,238	2,932,238
	3,283,364	3,486,056

LIABILITIES
Current
Accounts payable and accrued liabilities	73,426	107,364
Advances from related parties (Note 9)	167,136	92,070
	240,562	199,434

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
49,587,528 (May 31, 2008 – 49,587,528) common shares	12,031,827	12,031,827
Contributed Surplus	332,404	332,404
Accumulated Other Comprehensive Loss	(9,550)	(1,818)
Deficit	(9,311,879)	(9,075,791)
	3,048,802	3,286,622
	3,289,364	3,486,056

Approved by the Directors:

  “John Robertson”                                               John Robertson                                                         “Jennifer Lorette”                            Jennifer Lorette

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended November 2008 $	Three Months Ended November 30 2007 $	Six Months Ended November 30 2008 $	Six Months Ended November 30 2007 $
Oil and Gas Operations
Revenue from oil and gas sales	4,981	4,744	12,854	11,163

General and Administrative Expenses
Amortization	758	997	1,515	1,993
Depletion of oil and gas wells	-	7,804	-	15,609
Filing and regulatory fees	2,875	11,007	6,914	36,563
Foreign exchange loss (gain)	(4,369)	(344)	(55)	(2,980)
Management and directors’ fees	30,129	13,655	52,487	25,842
Office and sundry	5,837	6,204	8,440	9,128
Office rent and utilities	3,816	4,148	6,851	7,259
Oil and gas production, royalties and other	2,959	1,157	9,464	2,733
Professional fees	30,567	23,896	45,237	40,889
Publicity, promotion and investor relations	29,044	41,404	83,313	46,907
Secretarial and employee benefits	10,649	4,593	21,088	5,592
Telephone	3,700	4,640	6,531	7,879
Transfer agent fees	6,658	3,163	7,625	4,101
Travel, auto and entertainment	7,161	7,488	14,306	13,801

	129,784	129,812	263,716	215,316
Operating Loss	(124,803)	(125,068)	(250,862)	(204,153)

Other Income (Expenses)
Interest income	966	641	1,457	654
Recoverable expenditures	-	-	26,577	-
Exploration expenditures written off	(6,538)	-	(13,260)	-
	(5,572)	641	14,774	654

Net Loss for the Period	(130,375)	(124,427)	(236,088)	(203,499)
Unrealized losses on available for sale investments	(1,382)	-	(1,732)	-

Comprehensive Loss	(131,757)	(124,427)	(237,820)	(203,499)
Loss per Share – Basic and Diluted	(0.003)	(0.003)	(0.005)	(0.005)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	49,587,528	43,577,528	49,587,528	42,212,610

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended November 30 2008 $	Three Months Ended November 30 2007 $	Six Months Ended November 30 2008 $	Six Months Ended November 30 2007 $
Cash flows used in operating activities
Loss for the period	(130,375)	(124,427)	(236,088)	(203,499)
Items not affecting cash
Amortization of property and equipment	758	997	1,515	1,993
Depletion of oil and gas wells	-	7,804	-	15,609
Exploration expenditures written off	6,538	-	13,260	-

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	58,572	86,227	44,614	820
Accounts payable and accrued liabilities	(45,331)	13,210	(33,938)	(30,001)
	(109,839)	(16,189)	(210,637)	(215,078)

Cash flows used in investing activities
Deferred exploration and development expenditures	(6,538)	(17,910)	(13,260)	(21,781)
Purchase of mineral property interests	-	(7,927)	-	(14,418)
	(6,538)	(25,837)	(13,260)	(36,199)

Cash flows from (used in) financing activities
Advances from related parties	97,664	15,163	75,066	(12,914)
Advances to related parties	(38,224)	(3,285)	(44,241)	(3,285)
Share capital issued for cash	-	(3,959)	-	315,470
	59,440	7,919	30,825	299,271

Effect of foreign exchange on cash balances	(6,000)	-	(6,000)	-

Increase (decrease) in cash	(62,937)	(34,107)	(199,072)	47,994

Cash position – beginning of period	79,159	85,048	215,294	2,947

Cash position – end of period	16,222	50,941	16,222	50,941

Non-Cash Financing Activities:
Write down of Linux Gold Inc. shares to market value	(1,382)	-	(1,732)	-

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Stated in Canadian Dollars)
(Unaudited)

	Share Capital
	Number	Amount $	Contributed Surplus $	Other Comprehensive Loss $	Subscription Received $	Deficit $	Total $

Balance – May 31, 2007	40,862,528	10,839,258	285,754	-	70,000	(7,932,995)	3,262,017
Revaluation of investments to market value at June 1, 2007	-	-	-	(1,169)	-	-	(1,169)
Unrealized losses on available-for-sale investments	-	-	-	(649)	-	-	(649)
Subscription refunded	-	-	-	-	(70,000)	-	(70,000)
Shares issued for cash upon:
Exercise of stock options	10,000	1,500	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	1,307,250
Share issuance costs	-	(90,842)	-	-	-	-	(90,842)
Stock-based compensation	-	-	21,311	-	-	-	21,311
Fair value of brokers’ warrants granted	-	(25,339)	25,339	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance – May 31, 2008	49,587,528	12,031,827	332,404	(1,818)	-	(9,075,791)	3,286,622
Unrealized losses on available-for-sale assets	-	-	-	(1,732)	-	-	(1,732)
Net loss for the period	-	-	-	-	-	(236,088)	(236,088)

Balance – November 30, 2008	49,587,528	12,031,827	332,404	(3,550)	-	(9,311,879)	3,048,802

The accompanying notes are an integral part of these financial statements

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange.  The Company makes expenditures on acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company continues to incur operating losses, has limited financial resources, limited sources of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.  The Company has incurred a loss of $236,088 in the six month period ended November 30, 2008 (November 30, 2007 - $203,499).  These interim consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used.  Such adjustments could be material.

2.   BASIS OF CONSOLIDATION AND PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc.  Intercompany balances have been eliminated upon consolidation.  These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at May 31, 2008

3.   CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting policies implemented effective June 1, 2008

On June 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Section 3863, Financial Instruments – Presentation (“Section 3863”).  Section 3862 requires disclosure of detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See Note 4 for additional details.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

On June 1, 2008, the Company adopted Section 1535, Capital Disclosures.  This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 13 for additional details.

On June 1, 2008, the Company adopted Section 3031, Inventories, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  The new section had no material change to the Company’s financial position or results of operation.

Accounting policies to be implemented effective June 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaces Section 3062, Goodwill and Other Intangible Assets (“Section 3062”) and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009.  The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

4.	FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value
The Company’s financial instruments consist of cash, receivables, short-term investments, advances to and from related parties, and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables are designated as “loans and receivables”.  Short term investments are designated as “available for sale”.  Accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Short-term investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk
The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:
November 30, 2008	Cash	Accounts payable and accrued liabilities

US dollars	$1,260	$26,467

May 31, 2008	Cash	Accounts payable and accrued liabilities

US dollars	$(73,921)	$18,990

At November 30, 2008 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $3,400.

Interest rate risk
The Company is not exposed to significant interest rate risk.

Market risk
The Company is exposed to market risk arising from its holdings of marketable equity securities.  Marketable securities are classified as available for sale.  The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.  At November 30, 2008 with other variables unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax earnings by +/- $1.

Credit risk
The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk
The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from the sale of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record and the experience and calibre of its management.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

5.	INVESTMENTS

At November 30, 2008 the Company owned 15,880 common shares of Linux Gold Corp., a company with directors in common.

The Company classifies its investments as available for sale, with revaluation gains and losses recognized in accumulated other comprehensive income and other than temporary losses recognized in net income.  As of November 30, 2008, investments were measured at a fair value of $476 and resulted in an unrealized loss of $1,732 during the six months ended November 30, 2008.

6.	EQUIPMENT

	November 30 2008 $	May 31 2008 $
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(18,412)	(17,456)
	8,598	9,554

Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(12,361)	(11,802)
	3,170	3,729

	11,768	13,283

7.	OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc. to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company wrote off the carrying costs of the wells to $nil, since the wells have no proven economic reserves.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

8.	MINERAL PROPERTY INTERESTS

	Balance May 31 2008 $	Additions $	Write- Offs $	Balance November 30 2008 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	196,855	-	-	196,855

	Balance May 31 2007 $	Additions $	Write- Offs $	Balance May 31 2008 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	231,086	26,474	(60,705)	196,855

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  The Company has written down their acquisition costs to $1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. entered into an agreement, on March, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $16,000 CDN). An additional 100,000 shares were issued February 14, 2007 for a deemed value of $16,000 CDN in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% net royalty interest until the Company pays $2,000,000 US.

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

•	$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),
•	$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),
•	complete a $50,000 US first phase exploration program conducted by the Vendors,
•	$250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.  Additional exploration expenditures of $13,260 were written off at November 30, 2008.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold, was doing exploration work on this property.  No expenditures were made during the May 31, 2008 and 2007 year-ends.  An exploration program is commencing in late 2008.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

Deferred Exploration Expenditures

	November 30 2008 $	May 31 2008 $
Fish Creek Claims
Geophysical survey	-	1,876
Insurance, lease, property tax and assays	-	316
	-	2,192

Gold Hill Claims
Assays and reports	-	16,714
Drilling and roads	-	175,569
Travel, maps and rent	13,260	1,950
	13,260	194,233

West Ridge Claims
Geophysical survey	-	8,932
Rent assessment	-	6,152
	-	15,084

Exploration expenditures for the year	13,260	211,509

Exploration expenditures invoiced or written off
Invoiced to joint venture partner	-	(65,830)
Written off – terminated, abandoned or inactive claims	(13,260)	(213,184)
	-	(67,505)

Exploration expenditures – beginning of year	2,932,238	2,999,743

Exploration expenditures – end of period	2,932,238	2,932,238

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

9.	ADVANCES FROM (TO) RELATED PARTIES

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:
	November 30 2008 $	May 31 2008 $

International Diamond Syndicate Ltd.	1	1
IAS Energy, Inc.	26,420	-
Linux Gold, Inc.	66,760	60,915
Reg Technologies Inc.	15,261	3,285
	108,442	64,201

Advances from related parties:
	November 30 2008 $	May 31 2008 $

IAS Energy, Inc.	-	1,317
Information-Highway.com, Inc.	21,146	24,146
JGR Petroleum, Inc.	24,456	24,456
John Robertson	21,900	-
KLR Petroleum	5,990	-
Rainbow Networks Inc.	23,982	23,227
REGI US, Inc.	12,404	428
SMR Investments Ltd.	57,258	18,496
	167,136	92,070

10.	SHARE CAPITAL

Authorized share capital consists of:
100,000,000 voting common shares with no par value
    5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

Stock Options

The Company has a stock option plan to issue up to 100% of the issued common shares to certain directors and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)	Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;
ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;
iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and
iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

The following is a summary of the Company’s stock option activity during the six months ended November 30, 2008:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2008	2,252,500	0.20
Expired	(437,500)	0.37
Balance – November 30, 2008	1,815,000	0.15

The following share purchase options were outstanding at November 30, 2008:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life (years)	Number of Options Exercisable
				$

March 5, 2009	0.15	40,000	0.26		10,000
November 2, 2011	0.18	25,000	2.92		6,250
April 24, 2012	0.15	1,650,000	3.40		412,500
November 7, 2012	0.22	25,000	3.94		6,250
March 10, 2013	0.21	75,000	4.28		18,750
		1,815,000			453,750

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

Warrants

The following is a summary of the Company’s warrant activity during the six months ended November 30, 2008:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2008 and November 30, 2008	8,953,400	0.18

The following share purchase warrants were outstanding at November 30, 2008:

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life (years)
			$

February 22, 2009	0.20	6,238,400		0.23
August 30, 2009	0.25	2,715,000		0.75
		8,953,400

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $15,000 during the six month period ended November 30, 2008 (2007 - $15,000).  As of November 30, 2008, $57,258 (May 31, 2008 - $18,496) was payable to SMR by the Company.

During the six month period ended November 30, 2008, directors fees of $9,000 (2007 - $6,000) were paid to the president of the Company.  Administration consulting fees of $13,200 (2007 - $2,000) were paid to a director of the Company.  Secretarial and consulting fees of $5,700 (2007 - $nil) were paid to a director of the Company.

During the six month period ended November 30, 2008, fees of $7,915 (2007 - $2,842) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

TERYL RESOURCES CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

12.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

November 30, 2008	Canada $	United States $	Total $
Total assets	154,272	3,135,092	3,289,364
Acquisition and exploration costs	1	3,129,092	3,129,093
Net loss	228,518	7,570	236,088

May 31, 2008	Canada $	United States $	Total $
Total assets	347,489	3,138,567	3,486,056
Acquisition and exploration costs	1	3,129,092	3,129,093
Net loss	882,032	260,764	1,142,796

13.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue the Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.